FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

EnerNorth Industries Inc. ("**EnerNorth**")
1 King Street West, Suite 1502
Toronto, Ontario
M5H 1A1

Item 2.   **Date of Material Change**

October 23, 2006.

Item 3.   **Press Release**

Press release was issued by EnerNorth on October 31, 2006 and disseminated by
CCNMatthews via North American Disclosure wire service.

Item 4.   **Summary of Material Change**

EnerNorth announced that it has agreed to amend its original agreement with 1211115
Alberta Ltd., ("**1211115**") and the shareholders of 1211115 to acquire all the issued and
outstanding shares of 1211115, a private company that is engaged in oil and gas
production.

Item 5.   **Full Description of Material Change**

September 8, 2006 announcing the entering into of an agreement (the "Acquisition
Agreement") with 1211115 Alberta Ltd., ("1211115") and the shareholders of 1211115 to
acquire all the issued and outstanding shares of 1211115 (the "Proposed Transaction"),
the parties to the Acquisition Agreement have amended the terms of the Acquisition
Agreement. EnerNorth has agreed to issue to the shareholders of 1211115 an aggregate of
2,312,501 units (each a "New Unit") of the Company at CDN $1.00 per unit as partial
consideration for all the issued and outstanding shares of 1211115 ("Amended Terms").
Originally, the Acquisition Agreement contemplated the issuance of 1,850,001 Units of
EnerNorth at CDN $1.25 per unit, each unit consisting of one common share and one
common share purchase warrant entitling the holder to purchase one common share of
the Company at a price of CDN $1.40 for a period of three years from the date of
issuance.

Each New Unit consists of one common share; one-third of one Series A Warrant, with
each whole Series A Warrant entitling the holder to purchase one common share of the
Company at a price of $1.00 from the date of issuance until March 31, 2007; one-third of
one Series B Warrant, with each whole Series B Warrant entitling the holder to purchase
one common share of the Company at a price of $1.15 from January 1, 2007 until
December 31, 2007; and one-third of one Series C Warrant, with each whole Series C
Warrant entitling the holder to purchase one common share of the Company at a price of
$1.40 from March 31, 2007 until March 31, 2009.

As disclosed in the Company's press release issued on September 8, 2006, two directors of EnerNorth are also minority shareholders of 1211115, and as a result each is a related party (as defined in Ontario Securities Commission Rule 61-501 "Issuer Bids, Insider Bids, Business Combinations and Related Party Transactions"), and the acquisition of 1211115 is a related party transaction. Pursuant to Rule 61-501, EnerNorth's independent committee comprised of disinterested directors to the transaction concluded, on review of the Amended Terms and an updated fairness opinion from an independent investment advisor, that EnerNorth should complete the Proposed Transaction, on the Amended Terms, as it is in the best interest of EnerNorth and improves its financial condition. The Acquisition Agreement under the Amended Terms continues to be subject to the valuation and majority of minority approval exemptions in Rule 61-501.

The transaction is subject to regulatory approval, including approval from the American Stock Exchange.

1211115 Alberta Ltd. is a private company incorporated in Alberta with producing oil and gas interests located in Alberta and Saskatchewan.

Item 6.	**Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.	**Omitted Information**

No information has been omitted from this Material Change Report.

Item 8.	**Senior Officer**

The following senior officer of EnerNorth is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Sandra J. Hall

President/Secretary

EnerNorth Industries Inc.

Telephone: (416) 481-5391
Facsimile: (416) 861-9623

DATED October 31, 2006.


ENERNORTH INDUSTRIES INC.


" Sandra J. Hall"

Per: _____
Sandra J. Hall, President/Secretary